SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



                                                 Commission File Number: 0-24430

(Check one)


[X] FORM 10-K AND FORM 10-KSB     [ ] Form 11-K
[ ] Form 20-F      [ ] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

                      FOR THE YEAR ENDED DECEMBER 31, 1997


[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

            For the transition period ended
                                            ------------------------


         Read attached Instruction Sheet before preparing form. Please print or type.


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________


                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:        LifeRate Systems, Inc.
                         -------------------------------------------------------

Former name if applicable:
                           -----------------------------------------------------

Address of principal executive office (street and number):  7210 Metro Boulevard
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City, State and Zip Code:       Edina, Minnesota 55439
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                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:

(Check appropriate box)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:

         The Company is finalizing two material transactions, the results of which will significantly change the financial results reported in the Company's financial statements for the year ended December 31, 1996 and, consequently, Management's Discussion and Analysis, as well as requiring additional disclosures in the Business section to be presented in the Company's 1996 Annual Report on Form 10-KSB, due to be filed on March 31, 1997. The Company believes it would be misleading to file its Annual Report without including the impact of these transactions on its financial disclosures. The Company anticipates completing these transactions and filing its Annual Report by April 15, 1997 (fifteen days following the due date).


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

            Thomas A. Letscher, Esq.                    (612) 344-9443
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                    (Name)                      (Area Code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s):
                                                             [X]  Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
                                                             [X]  Yes    [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's results of operations for 1996 will reflect a loss of approximately $9.87 million, which is approximately $4.28 million greater than the loss reported in 1995. Of this amount, approximately $3.14 million is attributable to the transactions discussed above.


                                   SIGNATURES

                             LIFERATE SYSTEMS, INC.
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 31, 1997                By:   /S/ Thomas Niccum
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                                       Its:  Vice President Product Development
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